Filed by Euronet Worldwide, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MoneyGram International, Inc.
(Commission File No. 001- 31950)

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Transcript of Euronet Worldwide (EEFT) Conference Call - MoneyGram
December 13, 2007

Participants

Jeff Newman – EVP and General Counsel
Mike Brown – CEO
Rick Weller – CFO
Kevin Caponecchi – President
Juan Bianci – Managing Director Money Transfer

Presentation

Operator:
Good morning. Welcome to the Euronet Worldwide conference call. At this time all participants are in a listen-only mode. We will conduct a question-and-answer session toward the end of this conference. To read the disclaimer and forward-looking statement statements I will turn the call over to Jeff Newman, EVP and General Counsel of Euronet Worldwide. Sir, you may now begin.

Jeff Newman - EVP and General Counsel:
Thank you, operator. Our discussion this morning will be accompanied by a slide presentation. The presentation is available at www.euronetworldwide.com. A replay of this call will be available later today on the same website. To discuss this announcement today we have Mike Brown, our C.E.O., Rick Weller, our C.F.O., Kevin Caponecchi, our President, and Juan Bianchi, Managing Director of the Money Transfer Segment.

Before we begin our discussion I would like to draw your attention to the additional information on slide two regarding this presentation on this call today. This presentation is neither an offer to exchange nor solicitation of an offer to exchange any securities and MoneyGram Worldwide. The exchange offer for outstanding shares of MoneyGram common stock described in this presentation. In connection with the proposed transaction Euronet intends to file relevant material with the Securities and Exchange commission such as a registration statement on Form S-4, tender offer on schedule TO including prospectus offer to exchange letter of transmittal and other offer statement and a proxy statement and any offers and/or solicitations will be made only pursuant to the offer documents filed with the SEC. Investors are advised to read carefully and in their entirety the offer documents filed with the SEC when they become available because they will contain important information. Euronet and its directors, executive officers and certain other employees and representatives of Euronet may be considered participants in a solicitation of proxies in connection with the proposed transaction. Information about Euronet's

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executive officers and directors is available in Euronet's proxy statement dated April 11, 2007 for its 2007 annual meeting of stockholders. Additional information about the interest of potential participants in a solicitation will be in the offer documents if and when they become available and other relevant documents filed with the SEC. Euronet and MoneyGram stockholders may obtain copies of the offer documents and other relevant documents filed with the SEC for free when they become available at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll free in the U.S. and Canada at 1-877-456-3488 or toll free in Europe at 00 800 7710 9970.

Next slide please. I would also like to draw your attention to the information on slide three. This presentation contains forward-looking statement including statements regarding Euronet Worldwide Inc., MoneyGram International Inc. and the combined company after completion of the proposed transaction between Euronet and MoneyGram. Forward-looking statement generally can be identified by the use of statements that will include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. These statements include, but are not limited to statements about the anticipated consequences and benefits of the proposed transaction including future strategic and financial benefits. The plans, objectives, expectations and intentions of Euronet following completion of the proposed transaction and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of Euronet's management and publicly available information about MoneyGram and are subject to significant risks and uncertainties. Actual results may vary materially from those anticipated in such forward-looking statements as a result of a number of factors including the failure of MoneyGram to accept Euronet's proposal, the failure to consummate any transaction agreed to between Euronet and MoneyGram or to consummate any such transaction in the expected timeframe; the risk that opportunities and synergies anticipated to result from the proposed transaction may not be fully realized or may take longer to realize than expected; conditions imposed in obtaining government approvals and rulings on or regarding the transaction; the risk that businesses of Euronet and MoneyGram will not be integrated successfully, disruption from the proposed transaction making it difficult to maintain relationships with employees, customers or other third parties with which we do business; technological development affecting the markets for Euronet's or MoneyGram's products and services, foreign exchange fluctuations; and changes in law and regulation affecting Euronet's or MoneyGram's business.

Additional risks are described in Euronet and MoneyGram's filings with the SEC including Euronet and MoneyGram's annual report on form 10-K, quarterly reports on form 10-Q and current reports on form 8-K. Copies of these filings may be obtained from the Information Agent as described above. I would now ask you to turn to slide four and I'll turn over the presentation to Mike Brown, Chairman and CEO of Euronet.

Mike Brown - CEO:
Thank you, Jeff. Good morning and thank you for joining us on such short notice. We're going to hold this called it for about 90 minutes and so let's get started. As you saw in this morning's release last week Euronet sent MoneyGram's Board of Directors a proposal to acquire the company.

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We think our proposal is a great opportunity to build value for both Euronet and MoneyGram's shareholders. As you may already know acquisitions are not new to us. Euronet's internal management team has a proven track record of capturing growth in global markets and successfully integrating acquisitions and generating superior returns for our investors. This morning we are going to talk a bit about MoneyGram, explain why the transaction we have outlined is a fantastic opportunity for shareholders of both companies and detail the significant synergies between the businesses on and our plan for capturing them. Following our prepared remarks which should take around 45 minutes we will open up the call for questions for another 45 minutes.

But before I talk about this transaction I would want to welcome the MoneyGram shareholders who may be on this call and quickly tell you a little bit about Euronet. Euronet has been an internationally focused company since our inception. After 11 years as Founder and President of a very successful Kansas City and Silicon Valley software company I wanted a new challenge. I founded Euronet in 1994 in Budapest, Hungary with an idea I put very simply, to have off branch ATM network in a market that had no ATMs. Opening a business in the former Soviet block was the setting for Euronet. Our success in Hungary enabled us to expand deeper into central and eastern Europe and then into Western Europe and then into India and China. Our mantra was focusing on offering electronic payment solutions to people who had never had them before in these emerging markets. Here, despite the huge infrastructure challenges we had first to market advantage and we have been able to consistently improve our financial performance.

Over the 13 years we have invested significantly in our business and at the same time our dedicated management team has focused on growing the business from a $4 million funded venture back in 1994 to a company today with a market capitalization in excess of $1.6 billion. Our roots as an international business are very important to understand as I discuss our proposal with you because the most significant growth opportunities in the money transfer business are in the overseas markets. Overseas is where Euronet's expertise, business relationships and infrastructure give us a real competitive advantage.

As some of you may know, Euronet purchased RIA Envia the largest money transfer business in April of this year. We purchased RIA because of its international potential and potential to leverage our other two divisions, prepaid top up and electronic funds transfer, EFT, to accelerate RIA's growth even more. Prior to RIA 85% of Euronet revenues were generated outside of the United States. As we go through today's presentation we have outlined key demonstrable steps to show you how we will leverage MoneyGram's core asset which is we believe are currently poorly managed, resulting in substandard financial performance and how our proposed steps for the combined company under the leadership of my international and shareholder focused management team will enable us to become a truly powerful global money transfer player in many markets.

Now if you turn to slide number five, Rick will take you through the terms of the transaction.

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Rick Weller - CFO:

Thank you, Mike. Many of you have read the press release. Let me quickly recap the basic terms of the transaction. Euronet has offered to acquire MoneyGram in a tax-free all-stock transaction. Under the terms of our proposal, MoneyGram Worldwide shareholders will receive a fixed exchange ratio of 0.6179 shares of Euronet for each share of MoneyGram. Based on the December 4 closing price of Euronet stock, the day our offer was delivered, the offer is valued at $1.65 billion, or $20 per MoneyGram share. This represents a premium of approximately 43% to the closing price of MoneyGram's stock that day.

As a result of this transaction MoneyGram shareholders would own approximately 46% of Euronet, allowing them to own almost half of a combined company that we believe has tremendous upside potential. Beginning in 2008 we expect to achieve double-digit accretion to our cash EPS and that's before taking into account the significant synergies we believe are achievable from this combination. The synergies that we have identified, which I will explain shortly in more detail, are expected to be approximately $85 million in total and be fully realized by the third year.

This includes $36 million in cost savings and $49 million in EBITDA increases driven by revenue enhancements. To put this into perspective these synergies would represent approximately a 6% improvement in the cost of the combined money transfer business and only a 4% improvement in relationship to the combined entities total cost. We are very eager to initiate due diligence and negotiate a mutually beneficial merger agreement with MoneyGram to quickly complete this transaction. To be clear, we are not going to enter into a definitive agreement without conducting due diligence.

But, as a signal of good faith we've even indicated to MoneyGram that we would be open to raising our offer should our due diligence yield information justifying an increase. If MoneyGram refuses to open a dialogue with us, which would deprive the shareholders of immediate and long-term value, MoneyGram would be forcing our hand to consider other options, including commencing an exchange offer or launching a proxy contest.

We are considering all possibilities to ensure we move forward with this transaction. That said, we remain optimistic that MoneyGram's Board will recognize their fiduciary duty and negotiate with us. Now on the next few slides Mike Brown will share with you why we think MoneyGram shareholders deserve better and why we can deliver.

Mike Brown - CEO:

Thank you, Rick. If you move to slide number six. In a growing global remittance market with particularly strong growth in international markets such as central and eastern Europe, China and India, it's shocking how MoneyGram has performed. Most of you are aware of the company's recent problems resulting from the senior management team's poor investment decisions. This has been a key factor behind the loss of over $1 billion in shareholder value this year. We believe that MoneyGram senior management has been putting its shareholders at risk for years in order to get marginally incremental returns on investments. The company reported significant

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impairment losses on its investment portfolio in 2003 and 2002 related to mortgage securities. We think this year's problems are the third strike for the company's management. Moreover when you compare MoneyGram's five-year compounded annual EBITDA growth rate to Euronet, Euronet has grown more than four times faster than MoneyGram and MoneyGram's stock price for 3-1/2 year period has declined as an average annual rate of 8%.

While MoneyGram shareholders have suffered from reckless investment strategy, the company does have great assets, including a leading position in the growing money transfer business and would, we believe, produce exceptional returns combined with Euronet under our diligent leadership. Simply put we want the opportunity to do a significantly better job working for you.

On to the next slide, slide number seven. In contrast let me tell you a little bit about Euronet. Our fundamental focus on creating shareholder value is reflected in our proven track record of performance. This has been possible due to our core management team that is gilt-edged in terms of taking advantage of market opportunities that I'll talk about in a minute. Our adjusted EBITDA has grown at a 67% compounded annual rate over the past five years. More importantly we have integrated two major acquisitions during this period, RIA, earlier this year and Epay in 2003. Each of these companies was about a third of our size at the time of acquisition and our management team has proven its ability to successfully integrate large acquisitions.

In fact, over the last five years we integrated 17 separate acquisitions, which together have produced strong organic growth in the years following the transactions. One of the key strengths of our management team is its ability to derive long-term value from acquisitions, not just immediate this year's returns. As you can see over the past five years 69% of our revenue growth has been organic. How do we do that? We have a 4-point philosophy. We buy intrinsically good assets that are directly aligned with our strategy of processing electronic financial transactions, we install prudent financial controls, we invigorate and incent the best management who work at the acquisition, and we leverage Euronet's international footprint and business relationships.

In summary, we have a proven track record of buying attractive assets and optimizing their potential for the benefit of our shareholders.

Slide number eight. One of the key reasons we are so focused on building shareholder value is because unlike MoneyGram's management team we have a significant amount of skin in the game. Our officers and directors own 6.6% of Euronet compared to just 1.9% ownership interest held by MoneyGram directors and officers of their company. Further, I personally invested $4 million of my own money in Euronet in its start-up years and have significantly increased my ownership position in the company since that time. Additionally, our team has been with the company for an average of eight years and has extensive experience in the payment transaction business and money transfer both in the U.S. and in international markets.

In particular, I believe that our capabilities in the international arena are second to none in our industry. Our equity offer for the combined company is further proof of our

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commitment to realize the full value of MoneyGram's core assets and generate superior return on investment for our shareholders and I'll talk more about how we're going to do that in a moment, as well.

Let's move on to slide number nine. With that background, let me tell you why we think this transaction is such a compelling opportunity for the shareholders of both our companies.

First of all, it would join the second and third largest money transfer companies creating a powerful new global player, well positioned to benefit from the trends in global immigration and the growth of overseas markets. Combined, MoneyGram and Euronet would have over 200,000 money transfer agent locations in the highly fragmented global money transfer market. The new company would be able to grow and penetrate high growth corridors by combining Euronet's expertise in emerging international markets and MoneyGram's brand and strong network of received locations. It would allow MoneyGram to leverage Euronets prepaid business to expand the send network and EFT relationships to expand its received network. And it would allow Euronet to offer MoneyGram's bill payment product throughout expansive cash network. The combined company would be strongly positioned to capture significant growth in emerging markets particularly in Central and Eastern Europe, India and China.

As I stated before, we expect this combination to deliver approximately 85 million dollars in annual synergies by 2010. Further enhancing the substantial immediate and lock long-term value we see for both MoneyGram and Euronet shareholders.

In addition the combined company would have an experienced and committed management team with a proven track record of delivering on acquisitions and building value for shareholders.

Slide number 10. This slide provides a quick little snapshot for both companies. Euronet provides a diverse range of payment products including prepaid wireless, EFT processing and money transfer services, and operates in more than 100 countries. We have network of 67,000 money transfer locations, over 10,000 ATMs under management and prepaid cash collection network of 370,000 POS terminals. We are licensed to operate in 48 states and 13 countries in the money transfer business. We are headquartered in Leawood, Kansas. MoneyGram is a money transfer business.It operates in over 170 countries with a payer network of over138,000 locations. Wal-Mart, it's biggest agent, currently accounts for about 20% of MoneyGram's total revenues and this contract expires in early 2010.

Now let's move on to slide number 11. This is one of my most favorite slides in the presentation. As it illustrates the compelling picture of the vast opportunity we have in the money transfer business. Not only does it highlight the tremendous untapped market that exists in money transfers, but it also indicates an enormous upside for a company with increased scale, resources and geographic reach.This is why we want to unlock with combined strength the resources of both Euronet and MoneyGram.

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The global money transfer market in 2006 was almost $270 billion, of which Euronet and MoneyGram had a measly combined market share of only 6%. It's a very rare, multi billion dollar industry where the top four or five players combine individual less than 25% of the total market share. As I look at it, we don't have to take one single transaction , from Western Union, and we could be five times their size. To have so much of the market so underserved presents an opportunity almost unheard of in any other industry. That is a business that I like because it is mostly served by informal money transfer networks, small little companies who are going out of business, and under pressure as compliance is getting more expensive and the regulators are becoming more demanding.

So there is significant market share that remains out there for a quality well capitalized company. Moreover, we are going after a new high volume corridors to central and eastern Europe, India and China where Euronet has an established presence. To illustrate my market opportunity point, if by leveraging Euronet and MoneyGram's complimentary distribution networks, corridors and Asian locations we are able to capture just 1 percentage point of the incremental market share we would increase money transfer volume by $3 billion, our revenue by $200 million and our EBITDA of the combined company by approximately $45 million. In other words, an increased incremental market penetration of 1% would increase the combined company's money transfer EBITDA by nearly 20%. Wow! That means opportunity to me!

So let's move on to slide number 12. Slide number 12 indicates potential upside of the combined company send and receive network of 205,000 locations. Not only does it provide immediate scale and growth opportunities for us, but we will be able to strategically take advantage of the combined company's dual brand strength in these locations. By adding significant payout locations to each of our send agent we will further enhance customer footprint to the combined Asian base and build loyalty. RIA and MoneyGram both win with expanded networks. RIA will be able to leverage MoneyGram's strength in certain key markets, for instance Europe and Asia to further grow its international business and MoneyGram will access RIA's strong Latin America corridor and can also focus on expanding into new international markets with the help of Euronet.

In addition to money transfer the combined agent base will be able to sell other products offered by Euronet and MoneyGram such as money order, bill payment, and prepaid top-up services. Lets turn to slide number 13 to illustrate a point about the exponential value of the combined networks.

Slide number 13 further illustrates our point on the compelling proposition of the combined company send and receive networks. We know there is a real sweet spot of ubiquity that will give incredible growth maximization. Let me remind everyone of the basic economic model of the money transfer business. It is driven by two things. First, it is the number of cash collection points where you are able to collect cash and initiate money transfers. These are usually in developed markets. The second are pay-out locations. If somebody wants to send money, a money transfer say from France to Morocco, you have got to have pay-out agents in Morocco. So here we have the right balance between our send and receive locations to attract new customers we were previously unable to serve, increased customer convenience and

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chip away at market share of our competitors in certain corridors. If you take a look at the chart here when combining Euronet agent network with MoneyGram agent network it falls into the optimal range for exponential growth and market share capture as it provides a robust network in new and existing countries and adds more payout points. We won't be satisfied with simply the combined network. We'll work aggressively just as we have in the brief period that we've owned RIA to significantly expand pay out network to leveraging EFT banking relationships. In short you have to have both strong send and receive networks and we will.

Let's go to the next slide and we'll talk about leveraging our retailer relationships. Slide number 14, this slide illustrates the low level of overlap between the company's agent network and the comprehensive range of retailers the combined company would serve. Euronet specializes in working with smaller locations. We're talking about the smaller Bodega and mom and pop stores. MoneyGram focuses on larger retails like Wal-mart and post offices. The networks we've got here are very complimentary. We see thousands of more opportunities for customers and agents as well as opportunities to further build the infrastructure of those agents. Additionally our dual brand strategy that I referred to earlier comes into play here. One of the advantages of the dual brand strategy is having two approaches which give us more flexibility to approach our markets in Asia's base. This will allow us to maintain a distinction between MoneyGram and RIA brand and where possible maximize opportunities for cross-selling to a wide range of customers with specific wants and needs at our complimentary agent base.

Now that you have seen what type of compelling opportunities there are let's look at where they are, which we've detailed in slide number 15. As indicated previously on slides number 15, emerging markets are key factors of growth within the global money transfer industry. Remittance received by emerging regents grew at 15% CAGR between 2000 and 2006. As you can see from the charts on slide number 15 besides Mexico the largest receipt markets are India, China and central and eastern Europe and these markets are where Euronet is well established with strong relationships with banks, local operations, expertise and support teams that we can leverage to capture the opportunity provided by these markets. This is what is amazing to me. The real growth is coming from eastern Europe, Africa, south Asia, southeast Asia, a whole different world than Mexico. But people still continue to focus on a weakness of the Mexican corridor, and almost 26 billion in remittance is received in 2006, India's larger than Mexico. China is almost the size of 22.5 billion. These markets along with the Philippines and central and eastern Europe are the Holy Grail in the money transfer business today. This is where we believe Euronet with its global footprint can help open new corridors to these markets which can prove to be difficult to access for a new entry. Let's move to slide number 16 and we'll talk a little bit about why we believe we can take advantage of these compelling opportunities.

Slide 16. As I noted earlier Euronet was founded in Hungary and today we have approximately 1,300 non-U.S. employees in 30 offices worldwide across Europe, Asia and the Middle East. We established ourselves in emerging markets before competition entered. So it's very clear why Euronet is so well positioned to capture the exponential money transfer growth in money markets. In short we are not a U.S. company trying to take advantage of international growth. We are fundamentally a

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global company that understands how to grow markets outside of the U.S. We understand local regulatory requirements with the big evaporate opportunities are and how to hire the best local staff. We've been doing this for 13 years. We are not starting offices from scratch, but already have offices and relationships that we will leverage to expand our money transfer business.

As the charts indicate Euronet and MoneyGram have almost completely opposite breakdowns of U.S. and international revenues; about 75% of Euronet's revenue is generated from non-U.S. markets while 75% of MoneyGram's revenue is from the U.S.

The combined company would have $2.35 billion in pro forma revenue, almost half from outside of the U.S. it would have an incredible network of money transfer agent locations, top up point of sale terminals and ATMs that would make us combined major entity and global competitors. Additionally the company would have over 80 international bank relationships and a business that would serve more than 170 countries.

Now let's talk more about Euronet's global relationships. Next slide, slide number 17, please. Euronet has business relationships with over 80 banks across Europe, Asia, Africa and the Middle East. As their outsource provider we are helping our banking customers manage their ATMs, POS terminals and card operations to meet the growing electronic payment needs of customers in these fast-growing emerging markets. There are a lot more credit and debit cards and retail accounts being added in emerging markets than in western markets and this is fueling the bank's growth as well as ours and we're right there as an outsourcer to help them be more efficient at what they do. We intend to leverage these excellent relationships we have established with our banks to expand the combined company's global money transfer payout network in high-growth emerging markets. We are leveraging them already with RIA where in our EFT teams have introduced RIA to over 30 banks across Europe, the Middle East, Africa and Asia just since April of this year. We have already announced a few pay-out contracts we have been able to close and we are in different stages of contract negotiations with a number of others. You should be hearing from us on a few other details in this in shortly. The key point here is our international business connections are opening doors for RIA that they didn't have access to earlier. And we expect this to be the case with the combination with MoneyGram. This slide gives you a quick overview of some of our key international operating countries and a sample illustration of our EFT bank customers we work with in these markets. You can see that the markets that represent the most opportunity for growth in the money transfer business are the markets in which we already have an established presence. We intend to leverage our resources and our partnerships to execute on these opportunities and to establish the best global payout network in the world. I will share with you a few more details on our plan on slide number 18.

Move on to 18. We can see an attractive opportunities for leveraging MoneyGram and Euronet's complimentary distribution channel and products. We see tremendous potential in exploiting cross-selling opportunities. For example, we can sell MoneyGram's remittance product through Euronet point of sale terminal at leading retailers and bill payment at remittance send locations. We will be able to sell

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Euronet's prepaid top-up product such as wireless minute, debit and gift card at MoneyGram's 138 agent locations. I would like to add in the case of RIA we have already seen tangible result from cross-selling of product and leveraging distribution channel between our other two divisions, EFT and prepaid. We plan to use same approach to realize the expected synergies arising from the combined capital of Euronet and MoneyGram. I spent a fair bit of time talking about our opportunities and where we see some of the synergies between the two companies. So now let me turn over to Rick Weller to give us a more detailed review. Next slide.

Rick Weller - CFO:
Thanks, Mike. Here on slide 19 you can see an overview of the cost synergies we expect through the transaction. While we have not been able to conduct due diligence, based on public information we have identified $36 million in cost savings we think would be achieved through proposed transaction. Approximately 75 to 85% of these costs would come from efficiencies achieved through combining the businesses, including lower SG&A spend, consolidating operating infrastructures and removing duplicate public company costs. The balance of the cost savings would come from the leveraging volume and scale to overlapping corridors.

In addition to a more efficient cost structure we see ample opportunity in revenue driven EBITDA improvements, as well. Let's go to slide 20 to see those. One of the key factors behind our success has been our ability to deliver revenue synergies and drive significant post-acquisition growth from our prior acquisitions. As Mike said, we have done quite a few of these acquisitions, 17 to be specific. Again recognizing we have not had the benefit of due diligence. We have identified approximately 49 million dollars in revenue driven EBITDA synergies that we believe are achievable by the third year of the transaction.

Approximately 55 to 65% of these synergies would come from MoneyGram being able to leverage Euronet's broad Latin American receive network and strong international banking relationships. Approximately 25 to 35% would come from Euronet being able to leverage MoneyGram's established international corridors in the money transfer business. And the balance of 5 to 15% would come from cross-selling walk-in bill pay and wireless top-up products at our combined agent base.

As you can see these synergies have a clear line of sight to achievability. Let's go to slide 21 to look at how these synergies ramp up. On slide 21 we have shared our ideas on how we plan to realize by the third year or 2010, the 85 million in cost and revenue driven synergies that we discussed in the previous slides. In terms of cost structure we would first conduct a comprehensive operational review in year 1 to eliminate overlapping locations and public company costs. Then begin the move to a streamlined operating infrastructure in year two to eliminate duplicate cost and overhead and then to conduct a strategic review of agent ROI in year three to identify yet additional savings, areas of savings.

On the revenue side, we will immediately implement a corridor by corridor analysis to optimize the new expanded send agent and payout network. Then in year two we will determine the best locations to offer walk-in bill pay and top-up products. And by the third year fully realize the benefits of renegotiated correspondent costs together with

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expansion of payout networks in the eastern European and Asian Pacific markets. Again, let's put this in perspective. The sum total of all these identified synergies represents only 6% of the combined money transfer cost and only 4% of the combined Euronet-MoneyGram costs. You can see that these are not aggressive synergy assumptions. Now in addition to our improving PNL we see improvements in the balance sheet.

Let's go to slide 22 for that review. While the profit synergies I just described are compelling the balance sheet of the new company tells a strong story. From day 1 we'd have cash on hand of $537 million and total assets of $10.8 billion. Total debt would be $872 million and would result in a $2.4 times leverage ratio based on the last 12 months EBITDA of $365 million.

These numbers show that the combined company will be appropriately capitalized and our strong cash flow should give confidence to all shareholders, customers and agents. Moreover, this balance sheet provides the strength to ensure the combined business has the ability to work through the highly publicized portfolio problems at a lower cost to capital and less shareholder dilution.

Now that we've looked at the numbers let's go to slide 23 to talk more on the subject of due diligence.

As Mike and I have each said we are not going to enter into a definitive agreement without the ability to conduct due diligence. First, we need to have a thorough assessment of the issues facing MoneyGram's payment systems business. This is a fundamentally low margin business and the results appear to reflect inappropriate investments in high risk securities. We need to know how much additional impairment is likely on these investments and how much capital is required to fix the problem. We will carefully consider J.P. Morgan's evaluation of the business and determine whether this business has a continuing role in the company.

We will confirm synergy opportunities and refine our post-closing action plan. I'll now turn back to Mike to take you through our first 90-day action plan highlighted on slide 24.

Mike Brown - CEO:
Thank you, Rick. We intend to do a lot in a very short timeframe. If we close the transaction one of our first steps will be to assess the future of payment systems. As you know this is a low growth, lower return business than money transfer. We will assess and evaluate strategic options for the business including a possible sale. We may also consider if there is a possible broader application for this product beyond the U.S. market.

The next step in our plan is that we will also confirm the opportunities for synergies with revenue enhancements and cost takeouts that we need to take place in areas we have identified on the previous slides which means a full evaluation of duplicate cost including cost involved, which are huge, to run a public company. Our overlapping offices and redundancies. In addition we'll map out optimal payout locations routing and negotiating volume discounts at overlapping payout locations. We'll then get

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moving on a lot of areas we've been discussing. We will deploy prepaid products to MoneyGram agents. We'll then expand MoneyGram payout network to RIA agents and vice versa, we'll meet with key banks and alternative payout sources and key emerging markets. We will deploy MoneyGram urgent bill pay and money products to RIA and money products to RIA agents. We will integrate POS terminal money transfer products into MoneyGram's transaction processing system. And we'll complete system rationalization and select the best platform for the company.

As we combine the company we will set up a team to dedicate to ensuring a smooth integration while capturing the many opportunities that we've highlighted today. An important part of the process willing leveraging the strength and creativity of the combined management team. MoneyGram has a lot of talented operational managers and in fact we envy what they have been able to accomplish. So we look forward to working with them and unlocking and helping them even unlock more of the value with this exciting combination.

Several of these initiatives will take longer than 90 days to complete but we intend to get a handle on them within the first 90 days. We are not going to sit around. Like our entry into new and emerging markets we will be moving fast.

Slide number 25. In conclusion, we believe MoneyGram shareholders deserve better. We have a plan and a management team to create significant value for both companies shareholders. The situation with the payment systems business is indicative of a reckless investment strategy deployed by senior management at MoneyGram that cannot be trusted to stabilize the company. We think MoneyGram has incredible potential but it needs a management team aligned with shareholder interest so that it can realize it. We strongly believe that this is the right combination in a financially and strategically compelling transaction for shareholders of both companies, Euronet and MoneyGram. In summary, we believe this would establish a powerful global player in the money transfer business, combine complimentary send and receive network and products, capture significant growth in emerging markets, realize approximately $85 million in annual synergies by just three years out and these will be starting pretty darn quick. Euronet's team has experience and track record to realize the full potential of MoneyGram's core assets. We are determined to complete this transaction and I will reiterate that we are prepared to take all steps, including commencing exchange offer to MoneyGram shareholders and proxy contest for Board representation. In the meantime it is important for MoneyGram shareholders to make their views known to MoneyGram's Board of Directors. We also look forward to the support of Euronet shareholders. There is a great future here and we look forward to moving ahead together.

That concludes our presentation. And prepared remarks for today. Now I'll open up the question -- call for questions. Operator.

<u>Operator:</u>
Thank you. Ladies and gentlemen, we will now be conducting a question-and-answer session. In order to allow everyone the opportunity to ask a question we ask that you limit yourself to two questions. If you would like to ask a question please press star 1 on your telephone keypad. A confirmation tone will indicate your line is in the

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question queue. You may press star 2 to remove your question from the queue. For participants using speaker equipment it may be necessary to pick up your hand set before pressing the star keys. One moment please while we pole for questions.

Our first question is coming from Tony Weisel of Citibank.

<Q>: -- managed the Payment System business in the event you could not sell it, I believe First Data tried to sell their official check business and was unable to do so. Clearly there's issues and even large banks and a lot of your customers have had issues managing that CDO exposure. How would do you plan to do that?

<A>: I think our view is first we're going to see if it's able to be sold and if for instance it's not and it is quite a successful business as far as market share it is just not as far as returns and risk. We may have to look at other alternatives. At the end of the day we want this company to be focused on money transfer and EFT and prepaid opportunities. We don't need the fourth initiative to dilute management's attention. So I'm not sure exactly what we'll do. We'll have to get Tony, we'll have to get the information as we do the analysis, but I can assure you we're not going to stay defocused with a fourth and very marginally incremental business for very long.

<Q>: And the synergies that you have talked about I assume do not take into account any changes because of Payment Systems or what are the assumption on Payment Systems within that synergy number, the 49 and 36 you talked about?

<A>: None.

<A>: We don't have anything in there, Tony.

<Q>: Okay. Thank you.

Operator:
Thank you. Our next question is coming from Robert Dodd of Morgan Keegan and company.

<Q>: Hi, guys. You know obviously on the money transfer side we can see the rationale for it so it does come down to this portfolio side. When you talk about looking at how much capital would be required and you know basically doing the due diligence what if any clarity can you give us on what is your walk away or capital appetite is, you know, if the additional capital acquired is $500 million do you walk away? If it is 700 million, do you walk away? Where is your cut off point?

<A>: Probably for sure if it is $2 billion we will walk away but, after that, we have to do due diligence. It is not just on the portfolio it is also on the opportunity for the combined businesses because there is money out there to be had. We have a combined balance sheet that would be pretty darn strong. So we'll just have to do the analysis, Robert, I don't have a walkway number until I see both upside and downside. And we'll take a hard look at it. But we are prudent. We've done all the acquisitions that we've done and never put our shareholders at risk.

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<A>: And Robert, as we said it is important critically important to do the diligence as you suggest, there's uncertainty as to exactly what that potential dilution or devaluation could be. We have made appropriate considerations in our thought process on advancing this offer. We think it would be premature to try to represent what that number might be. You know that there is a number of different public reports out there. We've appropriately considered those together with our own analysis. But what we think the next most important step is to have the diligence to be able to really get to the bottom of that.

<Q>: Okay. Thank you.

<A>: Thank you, Robert.

Operator:
Thank you. Our next question is coming from Wayne Johnson of Raymond James.

<Q>: Yes, good morning. How do you value and handicap the Wal-Mart contract if that is coming up for 2010? How do you factor that into the potential purchase price of MoneyGram?

<A>: I think that will come out, as well, Wayne, in the due diligence. I think that contract as well as all contracts, need to be fully evaluated. Understand if they're providing enough payout for the effort received. So we'll take a look at that. We don't know until we do a little bit of due diligence. We are not sure how much profit is actually generated on this. We know it accounts for about 20% of the revenue, but past that we don't know. What if it makes $1 a year and then maybe it doesn't hurt to lose it. On the other hand maybe it makes lots and we would have to, you know, talk with Wal-Mart to continue that.

<Q>: So that would be a topic or a subject that you guys would have dotted the I's and crossed the T's before finalizing the transaction?

<A>: Yeah.

<A>: You bet.

<A>: Yeah, and understand this company is focused on making profit and increasing EBITDA for our shareholders. We have been doing that for 13 years. We're not going to do anything dumb just to look good.

<Q>: Terrific. Thank you.

Operator:
Thank you. Our next question is coming from Paul Bertolie with Credit Suisse.

<Q>: Thanks good morning. You touched on this earlier. Just curious, I understand there is diligence that needs to be done. Which you could give some sense of what you are assuming potential write-offs are in your $20 offer?

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<A>: We're not going to give that number right now. I mean, like before I was using just figurative numbers. I think we need to go in there and dig around. We have our own internal models, but we assume there is a significant problem.

<A>: I mean, Paul, as I'm sure you know, there are a number of public reporting out there, analysts, etcetera that have put out their views on what they think the size of that problem could be. And you're probably familiar with those analysts reports being including numbers that are anywhere from a few, you know a couple a few hundred million dollars to several hundred million dollars. So I think as Mike said we're not at the point of disclosing what we've included in our assumptions, but I think it's fair to say that we have appropriately considered in our numbers our view which would you know certainly be within you know within the boundaries of that anywhere from a few to several hundred million dollars.

<Q>: Okay. Yeah, I've read some of those reports. I guess maybe ask it this way. Are you assuming there's additional write-offs to what they have already taken as unrealized losses?

<A>: Absolutely.

<A>: Yes.

<Q>: Okay. Second question, you know just curious on your comments on synergies. Particularly on the revenue synergy side. I mean a 45 million dollar EBITDA benefit assumes some pretty significant revenue synergies. So, I just wonder if you could clarify that more and maybe also touch on your expectations on how you get to a margin assumption to drive those incremental revenue EBITDA margins or EBITDA benefits?

<A>: Yeah. Well, you know, good question. I think if you really kind of inspect how they get to those numbers you would find out that it really is not a significant amount of revenue behind those EBITDA synergy numbers. You know we've taken a look at a combination of things, anywhere from how we leverage the agents. We leverage the payout networks of both MoneyGram, as well as those of RIA together with the banking relationships we have and we think that the assumptions we've put in there have been very, very modest, very single digit in nature when we take a look at our business. With respect to the incremental margin on that we obviously know the money transfer business. We know the dynamics of scale and how that benefits the bottom line. We have not assumed a full drop through, but we have assumed a number somewhere between the gross margin of that type of incremental business, you know, and what the incremental or just what our operating EBITDA margins are today. So we think that we've taken a pretty conservative look at it and then I would yet -- you know go farther and say, I think we've been very conservative even on the cost side, too, as I point out when you take a look at these, the combined synergies, they're only 4% as a percentage of the combined entities total cost. So you know while I don't downplay at all the significance of $45 million of EBITDA, that number is significant to me as the company and me personally. But I believe that in relationship to the assets and the size of the opportunity it's really modest and quite achievable.

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<A>: Yeah, we don't have to cut 20% cost out to hit these numbers. These are small numbers. There's a lot of opportunity out there. When you just think about it, look at the operating margin of ourselves, MoneyGram and the big guys. We're at about a 14% operating margin. MoneyGram is about a 21% operating margin and Black and Gold about a 29% margin. Okay. Well, look at the numbers. MoneyGram's twice our size. Black and Gold is four times the size of MoneyGram. This is a scale game here. So as we add together all of a sudden MoneyGram becomes like about 50% bigger. You know, that allows us to go in there and negotiate all kinds of things, both on the revenue side and on the cost side because everybody is volume driven. If you have a payout location you can cut a better deal because you are pushing more transactions that way.

Their way it is the same on the agent side, if you have more transaction their way you might be able to squeeze a little cost or up your total number of transactions with that agent because have you more market share. There is just, you know, our numbers are really modest. I'd be very disappointed if we can't beat them. But that is the cool thing about putting these companies together.
This is not an opportunistic we are going to buy MoneyGram because their stock is low. The fact of the matter is once we fix this problem, this balance sheet problem of theirs, we can then put these two companies' scale together, create a global network, squeeze cost out, push revenues up and take advantage of these synergies. I mean we have $85 million in synergies here and that's the unique thing we offer to the MoneyGram shareholders that they can't get otherwise. You might fix the problem but thenyou are back to the same old company that just has a lot more dilution because you had to raise a whole lot of money.

<Q>: Thanks. That is helpful. Just on the MoneyGram margins, the money transfer margins are significantly lower than 21%. So I mean, is it right to assume you are thinking something in the range of $250 to $300 million in incremental revenue coming out of this? That seems like the number.

<A>: Less than that. Less than that. Because again we are looking at, you know, we are looking at an incremental margin which doesn't you know as additional volume comes through you don't have the same infrastructure cost that you've got to add to and support. You're going to get a number between gross margin and your EBITDA margin. As you know in this business about a 50% gross margin or slightly less. As you take a look at the international opportunities it is certainly at the 50 if not better in terms of gross margins. So it is really kind of taking a look at that volume. Some of the factors that we've got in here, as well, is going after that cost side of it, too. So you know again it's probably not in that $200 million range, but it is not at, you know, 15% incremental EBITDA margins because simply we've got the benefit of scale working to our advantage.

<A>: And we need to say another point about where we're focused. We are focused on the international markets not the U.S. to Mexico. These international markets are growing very fast and are higher margin markets just as an example of our RIA's third quarter numbers, just to kind of put in perspective our transaction grew at about 70% in Q3 but our revenues grew our international revenues grew at over 90% so that implies that we're making more on a transaction overseas generated than U.S.

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generated and that is going to be focus of this combined company, to take advantage of the fact there is a world bigger than the United States.

<Q>: Great. Thanks. I'll let someone else jump on. Good luck.

<A>: Uh-huh.

Operator:
Our next question is coming from Mark Sproule of Thomas Weisel Partners.

<Q>: Thanks. Just want to ask two quick questions for you. What kind of an I guess you talked a little bit about the potential impact on the payments business. What kind of discount are you guys looking at the payment applies versus your expected value of the transfer?

<A>: I'm not sure I quite follow your question, can you rephrase that for me please?

<Q>: I guess I'm trying to look at how from your when you are saying you are willing to as you go forward, you know, look at other or potentially higher bids as you move into diligence phase or if you move into a diligence phase, you know, what kind of implied expectation of pain are you already putting into your numbers from the payments business?

<A>: Oh, pain. That question, in other words, like how much money do you have to put in to cover a potential Equity hole

<Q>: Yes.

<A>: Equity hole. Somebody asked that on prior question. We've got that number internally, but you can see what analysts and various people have put out in the marketplace. You know, there's -- they're in from probably a couple hundred to $700 million dollars seems to be the range of what people are conjecturing that problem could be and in our model we're in that range. So, we will leave it at that.

<Q>: Okay. If you assume that and maybe just to shift it a different way then. If you assume in that range and looking at your combined balance sheets kind of $537 million in the combined balance sheets, you know, that would imply that a significant portion of that is being written down. I imagine that is sort of the basic assumption, is that correct? Or most of that being implied to stabilize --

<A>: We'll use cash first before any dilutive mechanisms, absolutely.

<Q>: Okay. Okay. And then I guess the second question is you guys have commented and maybe this is an exaggeration a little bit aggressively to trying to use other means of MoneyGram management is unwilling to discuss any sort of diligence going forward. But how does that jibe with the decision to try to push for an exchange offer or proxy fight for Board seats if you would have to do that without the diligence? Does that make sense?

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<A>: That is correct. What we think is that both of those are at the end of the day going to end up, if they're successful, going to end up with management actually having a discussion with us.

<Q>: Right. Initially would be willing to go down the road of an exchange offer or proxy fight without the diligence?

<A>: Yes.

<Q>: Then to get management to accept the diligence requirement.

<A>: That is exactly right. And as you know, yeah.

<Q>: That makes a lot more sense. Okay.

<A>: Thank you.

Operator:
Thank you. Our next question is coming from Dean Asaski with Credit Suisse.

<Q>: Good morning. Thanks. Just following up on that last question a little bit. This whole question of diligence, you know, from a quick look at the company's defenses, it looks like they are pretty well defended. If you started an exchange offer and they just decided to drop their pill and recommend the offer without giving you the opportunity for due diligence would you guys go forward at the current proposal?

<A>: No, as we've said, as we said we want to have diligence and what we would like to believe is that if the shareholders are voting in that direction that management and the Board would be respectful of that of what the shareholders have said and that they would invite us in to have a discussion.

<A>: And at the end of the day the shareholders are going to be spoken to. They may have defenses, but you know this is America and the goodwill triumphs. That is the shareholders.

<Q>: I understand.

<A>: We can't make a reckless acquisition decision. We need the appropriate opportunity to do diligence. We believe we have made a very compelling and significant offer. And we want to be able to move forward and like we say, we are hopeful that management and the Board of MoneyGram will see it in the same light.

<Q>: Right. But ultimately it sounds like you are acknowledging that this will before transaction can actually be consummated its going to have to turn into a consensual discussion?

<A>: Yeah.

<Q>: Not an avenue available to you to circumvent the board here?

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<A>: No. No, I think that the short answer and as you know there are steps that we can take including the proxy solicitation process and as Mike said we are prepared to move forward on that approach, as well.

<Q>: But even if you do that you'd only get a third of the Board.

<A>: Well, I mean there are four of the 11 board members coming up for election this year. And yes, we might not get all of them but I think there will be a wake-up call here because you cannot ignore an economic offer like this forever and shareholders will be listened to whether this year or next.

<Q>: Okay. Got it. I'll get back in line.

<A>: Thank you.

Operator:
Thank you. Our next question is coming from David Parker of Merrill Lynch and Company.

<Q>: Good morning.

<A>: Good Morning, David.

<Q>: This, I mean appears to be a pretty large undertaking. Can you just talk about the timeframe, understanding I know you want to get it done as soon as possible. But can you address specifically how your balance or how management balances getting this or focusing on this deal and getting it done especially if it turns into a proxy contest with your focus on your core operations?

<A>: Well, I mean, first of all our -- you know our company, David. You follow it. We have a company that's very spread out. We've got good local country managers. We've got really great division heads and we kind of roll that up into Leawood, Kansas. Our brain trust in Leawood can continue to you know to work this deal while we continue to do business as usual. We've been a decentralized organization since our inception in many, many, many countries. Bulk of our employees, as you know, are overseas so it will take some time but it is worth our time. And everybody in our organization is excited about it.

<Q>: Okay. And then just building off of that, in the past when you have made acquisitions because you have made a number of acquisitions, you historically you keep the management team. But in this instance I mean it sounds like you would not be doing that. How --

<A>: And I think we need to clarify that. We've traditionally kept the management team, you know as an example, you know Juan Bianci is on the call here. He runs RIA. He was running RIA when he was here. We are not saying the money team at MoneyGram has got to go. As I mentioned before, I think MoneyGram is a great brand, a good company. I think it is underutilized and it is basically been

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undermanaged but that is only at the very senior levels certainly not at the operational level and maybe not at the division head level. You can't have been successful as they have, you know, with a bunch of losers in control. So I'm happy that we'll or expect that almost everybody is going to be there.

<Q>: Okay. And then do you expect I mean it is still early in the process but do you expect any other competitive bids to come out there?

<A>: You tell me, David. I'm just from Leawood, what do I know? (Laughter)

<Q>: Great, Thanks. That's all I had.

<Q>:

Operator:
Our next question is from Adam Frisch of UBS.

<Q>: Thanks for taking my question. Within money transfer I was wondering if you could talk about how you approach setting prices overall and how you look at balancing the economics of supply and demand and how you might see this transaction impacting your view of your theories on pricing and your behavior? Thank you.

<A>: I'll make a couple of comments and then I'll pass it over to Juan and he can tell you about what we do. Our approach has been, you know we are market driven. And we as we mention have multiple brand strategies. We try to wrap our warm blankets around our agents and we try to have appropriate pricing for the corridors and the agents in the competitive situation. And if you end up with MoneyGram you have just more variables you can work with to your advantage. So there are more brands, more variables, more products, and so we think we would be able then to actually take more advantage of the opportunities that are out there. But that is to me the non-absolute expert in money transfer. Why don't we let Juan Bianchi have a shot at this. Juan.

<A>: Thank you, Mike. The way we look at pricing is different within regions. We look at pricing differently in the U.S. domestically outbound of course compared to our pricing strategy in Europe. And the difference is you know the U.S. is mainly outbound into Latin America. Those are our oldest corridors and we play in the non-exclusive segment basically the mom and pop. Our agents are nonexclusive and we are competing with other money transfer companies right there at the same point of sale. So our product is priced and it's made out of you know it's our secret sauce in pricing would be to be able to differentiate pricing by point of sale, by blog, by Zip Code, by office and then its simply made up of a mix of the commission that you'll be paying to the retailer by corridor, the FX element you will be driving by currency that you are selling and the fee you are charging to the customer. And then the way that we develop our system it's very unique and allows us to be extremely flexible in terms of playing with all those variables by point of sale here in the U.S. You know, the system works the same throughout the world, but here in the U.S. that is how we do it, that is how we compete, those are the most competitive markets and then we have

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very little overlap with MoneyGram's agent network because they really focus from Check cashers C-stores and we technically are always lower than them. We've seen some move from them to try to approach our pricing within the LAC and I really believe that that's because of you know the exclusive model with agents and specifically with correspondence it is passé when you are talking about Latin America. Most of the financial institutions executing the payout in Latin America, they see companies like RIA, which is a leader and provider of choice for those corridors. And they see what we are doing. And they are stuck with exclusives. So they are figuring out a way how to break those exclusives or make room for RIA to come in. And MoneyGram and others have seen this and they are taking steps towards you know adopting our model. That is where we could make that available for them and have a more diverse payout network in Latin America for the great network they have developed over the years for Latin America here in the U.S.

Then in Europe there is an opportunity because RIA over the years has spent a lot of time and effort and CAPEX just by establishing ourselves as a company in each of these end markets. So in Europe what we'll do is we'll go in and get licensed ourselves. We will introduce RIA as a company to the local regulator, hire local management and then start deploying our model. Whereas you know the two large household names out there, MoneyGram and Western Union, they have chosen to operate with the super agent, which is a local player that holds a license in those markets. So there's an extra person in the food chain there. There's one element that we don't have, which is a super agent. We are reaching the consumer from the licensee to the agent to the consumer where basically MoneyGram is growing from MoneyGram to the licensee to the agent to the consumer. And that translates in us having an edge in terms of being able to pay to the agent's intermediaries more attractive commission and then at the same time reach out the consumer with a more attractive price in MoneyGram and Western Union. We believe there is an interesting strategy there by combining and super charging our network that really lacks the international corridors that MoneyGram does have. So if we were to super charge that already paid infrastructure with that distribution on the payout side and then leverage that as a weapon to start increasing market share, you know, trying to become number one combined and at the same time really differentiate ourselves for from the guys we're competing with today and increase our (inaudible) within our agent base and customers.

<Q>: Okay. Thank you. Good luck.

<A>: Thank you, Adam.

<u>Operator:</u>
Thank you. Our next question is coming from Dan Pearland of Wachovia.

<Q>: Thanks. Good morning. Two quick questions. One is,does J.P. Morgan have a book on Payment Services and if it does have you seen it?

<A>: I don't know and no.

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<Q>: Okay. And then the second one is I don't follow Euronet, what is your I guess credit facility availability on your credit facility now if you have one in place? And other areas where you could actually have access to capital, that is currently embedded in your financials.

<A>: Yeah. We have a currently a line of credit that goes up to $100 million that we had an about a fourth to a third drawn at the end of September. We primarily just use that for the you know opportunity that may present itself in terms of either business opportunities or for seasonality on the money transfer side of the business. We have the ability to expand that up to $125 million. We also had in our Term B package we had included a flex feature to add on another plus hundred million dollars in Term B debt. That would fall under the same terms and conditions of that particular instrument but it would necessarily have to be supported by the respective banks or finance entities that are in that. So those are some pieces we have as current embedded instruments that we could move on immediately if we wanted to. Or as you know we have good availability to the financial markets and we could end up with a different kind of a package, especially if under a combined more stronger business.

<Q>: Okay. Great. Thank you very much for that detail.

<A>: By the way, you should cover us. (Laughter)

<Q>: Only time will tell.

Operator:
Thank you. Our next question is coming from Scott Middleman of Jeffreys Asset Management. Mr. Middleman, you may ask your question.

We'll go to the next question. Coming from Robert Dodd of Morgan Keegan and Company.

<Q>: Hi, guys. On the credit facilities and I've got another question, do you have any baiting triggers rating covenants or anything like that in there? I mean, obviously you are aware of the, you know, Moody's and downgrades of MoneyGram, you know and the view that the credit rating agencies have on that business right now. How would that affect your either outstanding debt or the potential facility you have availability?

<A>: Robert, there's no triggers in it with respect to our existing debt. As you could appreciate if there were a downgrade I'm sure that that would, the banks would want to better understand that and think through it. But there's no provision that on any kind of a downgrade that would trigger acceleration or covenants or whatever.

<Q>: Okay. Follow-on. If we assume for now there are no smoking holes in the portfolio, for example, I mean there may be problems in there, but let's assume for a second there are no major problems at this point. In that situation what makes you think that you can get MoneyGram at, you know, 20 bucks or whatever the implied offer is now. It is more like 18 or 19, I think with your stock down today. You know what makes you think that is a fair offer and that MoneyGram shareholders take that versus just hold on to their stock and hope the portfolio issue blows over?

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<A>: You know that is a really good question, Robert. I guess first of all, I don't believe in Santa Clause anymore so I don't assume your assumption. I'm betting there are some more holes. But let me talk to you about the company. That company is valued now based upon the fact that it's riding, you know it had to write-off a good amount of its equity and may have to continue to do so. Our offer was a 43% premium to their stock price of what the market believes they are worth that day. But here's the interesting thing. I mean when you take a look at their management they have two or three alternatives, I guess. You know they could do nothing. They could go out and raise the money to fill the holes. They could let somebody else buy them. Or they could get into discussions with us. The one thing we bring to the table that you don't have going by yourself is are the synergies extra market share? And so that is the reality, that is why when you look at it, the MoneyGram shareholders will own 46% of the combined entity moving forward. They're going to realize these synergies absolutely just like the Euronet people will. And if we can put these synergies in place I mean we're talking about 55 cents in synergies and cash EPS by the third year. And so this is that is a significant differential to just sitting there going it alone and saying okay, I'll recover from this problem, you know please forgive me. But I look at it as there is 55 new cents per share of added value accretion we can give to these shareholders that you're never going to get on your own. Whether you fill the hole or don't fill the hole. At the end of the day this is a merger for synergies both cost and opportunity.

<Q>: Thank you.

<A>: Uh-huh.

Operator:
Thank you. Our next question is coming from Tom McGrowen of Janney, Montgomery, Scott.

<Q>: Thanks for taking the call. Is that why you fractioned this transaction with fixed exchange ratio is to allow both of the shareholder bases to benefit from the synergy?

<A>: That is exactly right. I mean, I think when we first started to look at this we were thinking about why don't we do half in cash, and a half stock. Then we thought maybe all in cash, But at the end of the day for this to be a compelling deal for MoneyGram shareholders they had to see upside other than the premium you pay today. That is what we believe. We believe this money transfer business, particularly the overseas originating transactions are like blowing through the roof here and they are just not being taken advantage by their management and could be by us. We are so excited about it I think our international segment is probably growing twice as fast as theirs are because we are there, we get it. And, you know, so we put these two companies together and all of a sudden we focus on where the growth is, you know, it is just expanded EU which has caused all central and Europeans to move and be legal immigrants in the western part of Europe and the Asian stuff that is going on is very exciting for us and that we give basically we're sharing that upside almost 50/50 with the MoneyGram shareholders. Everybody wins in this deal. If there are synergies

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there, and you know we put in our 55 cents, but you know it would surprise me if there aren't more synergies by that year then on top of that you have just the intrinsic growth rate of us accelerating what they do and their focus.

<Q>: That makes a lot of sense. Not only did you send a wake-up call to the people in Minneapolis but in Glenwood, Colorado they are probably coming into the office with a wake-up call, as well. Is there market share restriction? I know on page 11 (inaudible) Western Union is its global market share, but if you made that chart domestic only or something do they have restrictions in buying someone like MoneyGram that you are aware of?

<A>: We don't believe there will be a problem with respect to that because as you can see our combined market share is like less than a third of number one. I think at the end of the day if we become stronger number two, you know, our intention is to take full advantage of international markets and give number one a run for their money.

<Q>: My question was if you guy his market share issue is if Western Union decided to make a run at MoneyGram are they constrained in any way?

<A>: We're not experts at this, it would surprise me if they weren't constrained. I mean you just can't have the two global names that everybody knows combine. I just can't imagine the regulators in most countries would allow that.

<Q>: Fair enough.

<A>: It's hard for us to answer that question, as you might expect. But we do know in a previous transaction that it did receive a substantial, which was obviously smaller than well smaller than what a MoneyGram would be that it received a substantial level of scrutiny at the justice department.

<Q>: Yep. Okay. My last question, the letter you made public was dated December 4th. Can we assume you heard nothing back since that letter went out?

<A>: No, no, we have heard. We actually received a letter yesterday that I'll kind of paraphrase. It basically said we might be -- it took a week to receive the response. The response said oh, we'd like to talk to you if you would please sign this nondisclosure, but in this nondisclosure there was a standstill agreement. So it obviously wasn't a seriously considered response. You know I mean no way I'm going to just to start to talk to them and promise I won't go after them.

<Q>: Will you make that letter public, as well?

<A>: All these letters we receive will end up getting filed. You will get to receive them. They are about three lines long each.

<Q>: Okay. Thanks, guys, good luck.

<A>: Thank you.

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Operator:
Thank you. Our next question is coming from Moran (inaudible) of AIM.

<Q>: Good morning. Thank you for taking my question. What is this thing about your base business that you want to go out and buy a slower growth mature business balance sheet risk, you know you were set up obviously as a faster growing emerging market player. Can you comment a little bit on that?

<A>: Well, I think you hit the nail on the head where there are portions of their business that slow growing like the payment system division and maybe the U.S. business. But the reason that we bought RIA and the reason that we're interested in MoneyGram is for these international segments. These absolutely can be fast growth segments. As I mentioned on prior question, the internationally component originating transaction for RIA in Q3 the number of transactions grew 70% year over year and the revenue 90% year over year. Last I checked 70 and 90%, I would classify them as fast growth. So that is what we're going to go after are the international opportunities.

<A>: And if you take a historical look back at Euronet you would know that our business is not a significant capital intensive business. And this move as Mike said opens up or would give us the ability to leverage significant international growth opportunities and it does not preclude us from continuing to enjoy the benefits of our rapidly growing other segments. So we don't see this as being an either/or or exclusion thing. The businesses are doing great. We'll continue to do well with the businesses and we think that the combination of these together will accelerate even both of them. So there is no reflection on our other businesses and it doesn't mean we can't continue to you know enjoy those benefits that we've had over the last few years, as Mike has said.

<Q>: Okay. Appreciate that. Any chance you want to give us an update on the current core Euronet business this morning?

<A>: I think we're focusing on MoneyGram today.

<Q>: Fair enough. Thank you.

<A>: Uh-huh.

Operator:
Thank you. Our next question is coming from Robert Dodd of Morgan Keegan and company.

<Q>: Yeah. You've outlined kind of what you're offering to the MoneyGram shareholders in terms of synergies, upside and equity participation. Almost you know going back to almost the previous question, what's really in this for your existing shareholders? Yes, on the one hand they get the potential for and it is potential clearly for synergies because there are risks for any synergies. On the other hand you are asking them to take on significant balance sheet uncertainty even assuming the due diligence doesn't find any, you know, big issues, issues that make you walk away there are likely to be issues in that portfolio that are going to remain uncertain for

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sometime. And you know why ask your shareholders to take on that balance sheet uncertainty?

<A>: Well, first of all, Robert, our shareholders have been with us for quite a while and we have been a fast growth company and we have provided them excellent returns. We have done this as you saw in prior and you know well you know about a third of our growth has been through acquisitions, they kind of know our modus operandi. But we will not take risk. We are not asking our shareholders, I am a big shareholder personally. I will not take the risk of these guys portfolio. We will do the due diligence, make sure we can't lose money and before we you know do a final definitive agreement with these guys. Now on just from the get go it is an accretive transaction in 2008 for our shareholders. And then it only grows with the synergies over the next two years. So I think what I'm offering the shareholders is immediate accretion and increase in cash EPS next year, you know just in a couple months here. And on top of that I can assure you I am not take a risk and be reckless with this investment you know with respect to those balance sheet items and you know the faster we can remove that risk from our portfolio the better.

<Q>: Thank you.

<A>: Robert, you may know that as you do know we have a substantial amount of float that we manage that comes off of our prepaid business. We've consistently managed that in a very conservative fashion. It does contribute a bit to our earnings but our fundamental business in that segment is growing the prepaid business and that is what we focus on. So we do take risk and going after new markets and frontiers that others have not been in, but we've not taken risk in terms of the recovery of our balance sheet on investments.

<Q>: Thank you.

<A>: Thank you, Robert. I think that will be our last call. We promised to get off the call after 90 minutes, it's been 90 minutes. And so I'd like to thank you for your time and your questions. As you hopefully can tell from this call we are very enthusiastic about our combining our combination thoughts on these two businesses. I look forward to hearing from the MoneyGram Board and completing a successful combination of two very great companies. I thank you, everyone, for your time and goodbye.